UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file no.: 333-93785

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donegal Mutual Insurance Company 401(k) Plan

1195 River Road

Marietta, Pennsylvania 17547

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Donegal Group Inc.

1195 River Road

Marietta, Pennsylvania 17547

DONEGAL MUTUAL INSURANCE

COMPANY 401(k) PLAN

FINANCIAL STATEMENTS WITH

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2018 AND 2017

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Donegal Mutual Insurance Company 401(k) Plan

Marietta, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of Assets (Held at End of Year) as of December 31, 2018 and Delinquent Participant Contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2013.

Philadelphia, Pennsylvania

June 28, 2019

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017
Assets
Investments
Common/collective trust funds	$12,012,494	$12,033,970
Registered investment companies	87,176,439	93,833,669
Employer securities	6,861,181	8,385,192

Net Assets Available for Benefits	$106,050,114	$114,252,831

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017
Investment Income
Dividends	$2,001,881	$2,028,906
Net (Depreciation) Appreciation in Fair Value of Investments	(9,227,737)	12,796,710

	(7,225,856)	14,825,616

Contributions
Employer	3,220,382	2,877,275
Participants	5,427,452	4,941,016
Rollover	1,958,792	873,628

	10,606,626	8,691,919
Total Additions	3,380,770	23,517,535
Benefits Paid to Participants	(11,404,500)	7,052,836
Administrative Expenses	(178,987)	(76,351)

Total Deductions	(11,583,487)	(7,129,187)

Net (Decrease) Increase	(8,202,717)	16,388,348
Net Assets Available for Benefits
Beginning of Year	114,252,831	97,864,483

End of Year	$106,050,114	$114,252,831

The accompanying notes are an integral

part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following description of the Donegal Mutual Insurance Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of Donegal Mutual Insurance Company (“the Company”) are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

As a result of the Company’s acquisition of Mountain States Insurance Group, the Plan was amended, effective July 1, 2018, to allow the former employees of Mountain States Insurance Group who are now employed with the Company to participate in the Plan. In accordance with this amendment, all service by former Mountain States Insurance Group employees as of June 30, 2018 shall be recognized for purposes of Plan eligibility and will be credited toward years of service for vesting purposes under the Plan (see Note 11).

Contributions

Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (“IRC”). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollover balances from their prior plans.

Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Dynamic Asset Allocation Conservative Fund. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of the Company’s profit sharing contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

The Plan does not currently allow participant loans.

Vesting

Participants are immediately vested in their salary deferral, rollover contributions, and all amounts that transferred into the Plan from certain predecessor company-sponsored defined contribution plans and earnings thereon. Vesting of Company contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.

Payment of Benefits

The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (Cont’d)

Forfeitures

Forfeitures arising from participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce Company contributions per guidelines established by the Plan. Forfeitures used to reduce Company contributions totaled $31,625 in 2018 and $37,682 in 2017. As of December 31, 2018 and 2017, there were $13,788 and $31,625 of unallocated forfeitures, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. The most significant estimate is the determination of the fair values of the Plan’s investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Notes 3 and 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s realized gains and losses on investments bought and sold as well as net unrealized gains and losses on those held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of benefit payments to participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net (depreciation) appreciation of fair value of investments.

3.	COMMON/COLLECTIVE TRUST FUNDS

The Plan invests in three common/collective trust funds, the Putnam Bond Index Fund, the Wells Fargo Stable Value Fund M Shares and the Putnam S&P 500 Index Fund. The common/collective trust funds are valued at the net asset value (“NAV”) per unit, as determined by the trustee at year-end. The NAV is used as the practical expedient to estimate fair value. The value is based upon the units of the collective trust fund held by the Plan at year end multiplied by the respective unit value. The unit value is based on the fair value of the underlying investments.

The Putnam Bond Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Barclay’s Aggregate Bond index, a common measure of U.S. investment-grade bond market performance. To achieve its investment objective, the Putnam Bond Index Fund invests a significant portion of its assets in securitized debt instruments, including mortgage-backed and asset backed investments.

The Wells Fargo Stable Value Fund M Shares’ investment objective is to seek safety of principal and consistency of returns while attempting to maintain minimal volatility. To achieve its investment objective, the Wells Fargo Stable Value Fund M Shares is primarily comprised of investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest.

The Putnam S&P 500 Index Fund’s investment objective is to achieve a return, before the assessment of fees, that closely approximates the return of the Standard & Poor’s 500 Composite Stock Price Index, a common measure of U.S. market performance. To achieve its investment objective, the Putnam S&P 500 Index Fund invests primarily in the securities that constitute the Standard & Poor’s 500 Composite Stock Price Index either directly or through the purchase of shared or collective investment trusts having investment objectives similar to that of the Putnam S&P 500 Index Fund. For liquidity and hedging purposes, the Putnam S&P 500 Index Fund may invest in high-quality, money market instruments and in money market funds that invest exclusively in high-quality money market instruments. The Putnam S&P 500 Index Fund also uses stock index futures contracts in order to manage transaction costs and minimize tracking errors between the Putnam S&P 500 Index Fund and the Standard & Poor’s 500 Composite Stock Price Index.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	COMMON/COLLECTIVE TRUST FUNDS (Cont’d)

The Plan’s investments in the common/collective trust funds are not subject to any withdrawal restrictions and distributions may be taken at any time. The Plan has no unfunded commitments relating to the common/collective trust funds at December 31, 2018 and 2017.

4.	FAIR VALUE MEASUREMENTS

The Plan accounts for financial assets and liabilities using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories of inputs:

Level 1 - quoted prices in active markets for identical assets and liabilities;

Level 2 - directly or indirectly observable inputs other than Level 1 quoted prices; and

Level 3 - unobservable inputs not corroborated by market data.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used or transfers between levels during the years ended December 31, 2018 or 2017.

The Plan values employer securities and registered investment companies based on the closing price reported on the active market on which the individual securities/funds are traded and are classified as level 1. The Plan had no investments classified as Level 2 or 3 during the years ended December 31, 2018 and 2017.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (Cont’d)

The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2018
Registered Investment Companies	$87,176,439	$87,176,439	$—	$—
Employer Securities	6,861,181	6,861,181

Total investments at fair value	94,037,620	94,037,620	—	—

Common/Collective Trust Funds measured at net asset value*	12,012,494	—	—	—

Total investments	$106,050,114	$94,037,620	$—	$—

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	2017
Registered Investment Companies	$93,833,669	$93,833,669	$—	$—
Employer Securities	8,385,192	8,385,192

Total investments at fair value	102,218,861	102,218,861	—	—

Common/Collective Trust Funds measured at net asset value*	12,033,970	—	—	—

Total investments	$114,252,831	$102,218,861	$—	$—

*

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statement of Net Assets Available for Benefits.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 11, 2015 that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator has analyzed the Plan and believes the Plan was designed and is being operated in compliance with IRC. U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. There are currently no audits in progress for any tax periods.

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Donegal Group Inc. is a regional insurance holding company that was formed by the Company in 1986. The Plan held 457,555 shares of Class A and 52,360 shares of Class B Donegal Group Inc. common stock with fair values of $6,243,338 and $617,843, respectively, as of December 31, 2018. The Plan held 440,885 shares of Class A and 54,135 shares of Class B Donegal Group Inc. common stock with fair values of $7,627,303 and $757,889, respectively, as of December 31, 2017. The net realized/unrealized depreciation in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2018 and 2017 was ($1,745,471) and ($166,624), respectively. Dividends received from Donegal Group Inc. in 2018 and 2017 were $280,615 and $273,073, respectively. During 2018, the Plan purchased (excluding reinvested dividends) 5,483 shares of Donegal Group Inc. Class A common stock at an aggregate cost of $166,301 and sold 9,335 shares of Donegal Group Inc. Class A common stock for total proceeds of $155,228. During 2017, the Plan purchased (excluding reinvested dividends) 5,483 shares of Donegal Group Inc. Class A common stock at an aggregate cost of $166,301 and sold 9,335 shares of Donegal Group Inc. Class A common stock for total proceeds of $155,228.

7.	ADMINISTRATION OF PLAN ASSETS

The Plan’s assets were administered under a contract with Mercer Trust Company (Mercer) from January 1, 2017 to May 31, 2017 and are administered under a contract with Transamerica Retirement Solutions, LLC (Transamerica), as of December 31, 2018 and for the period from June 1, 2017 to December 31, 2018, respectively, as trustee for the Plan. The trustee invest funds received from contributions, investment sales, interest, and dividend income and makes distribution payments to participants. In connection with the transition from Mercer to Transamercia as trustee and recordkeeper, Plan assets were transferred from Mercer, custodian of the Plan from January 1, 2017 to May 31, 2017, to State Street Corporation (State Street), who was the custodian for the Plan as of December 31, 2017 and for the period from June 1, 2017 to December 31, 2018. No assets were sold in connection with the change in custodian. Funds previously held by Mercer were re-registered under State Street.

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

7.	ADMINISTRATION OF PLAN ASSETS (Cont’d)

Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan.

8.	PLAN TERMINATION

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	PROHIBITED TRANSACTIONS

During 2018, the Company failed to remit participant contributions in a timely manner. The Company identified two instances in the total amount of $386,138 in which participant contributions were remitted to the Plan in violation of Department of Labor regulations. The Company will calculate the lost earnings on the late remittances and will make a corrective contribution to the Plan in 2019.

11.	SUBSEQUENT EVENTS

The Company and Plan have evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

On January 1, 2019, the net assets and related participant accounts of the Mountain States Insurance Group 401(k) Plan (Mountain States Plan) were merged into the Plan.

Effective January 1, 2019, the Plan was amended to transition to a new Transamerica Preapproved Plan Document, and to merge the Mountain States Plan into the Plan. The new Plan Document will allow for the Plan to accept Roth after-tax contributions, among numerous additional provisions.

SUPPLEMENTAL SCHEDULES

Schedule H - Financial Information (Form 5500)

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)

Name of Plan Sponsor: Donegal Mutual Insurance Company

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

Three Digit Plan Number: 003

December 31, 2018

	(b)	(c)		(d)	(e)

(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par of maturity value***			Current Value
	Putnam Bond Index Fund	51,390	Common/Collective Trust Units	**	1,181,452
	Wells Fargo Stable Value Fund M Shares	49,874	Common/Collective Trust Units	**	2,538,564
	Putnam S&P 500 Index Fund	100,090	Common/Collective Trust Units	**	8,292,478

	Total common/collective trust funds				12,012,494

	Oakmark Equity & Income Fund	111,190	Registered Investment Companies	**	2,988,775
	PIMCO Total Return Fund	370,719	Registered Investment Companies	**	3,681,237
	Columbia Contrarian Core Fund Class R4	164,332	Registered Investment Companies	**	3,595,584
	American Funds New Perspective Fund R4 Class	77,067	Registered Investment Companies	**	2,860,742
	T. Rowe Price Small Cap Stock Fund	144,971	Registered Investment Companies	**	5,984,422
	American Funds Growth Fund of America	102,055	Registered Investment Companies	**	4,320,995
	Putnam Dynamic Asset Allocation Growth Fund	688,577	Registered Investment Companies	**	9,715,828
	Putnam Dynamic Asset Allocation Balanced Fund	989,090	Registered Investment Companies	**	12,966,967
	Putnam Dynamic Asset Allocation Conservative Fund	920,621	Registered Investment Companies	**	9,197,006
	Putnam International Equity Fund	156,472	Registered Investment Companies	**	3,132,560
	Putnam Equity Income Fund	295,717	Registered Investment Companies	**	6,260,321
	Alger Capital Appreciation Fund Class A	229,942	Registered Investment Companies	**	5,038,039
	Putnam Diversified Income Trust	128,890	Registered Investment Companies	**	844,228
	Baron Asset Fund	41,257	Registered Investment Companies	**	2,632,596
	T. Rowe Price Mid Cap Value Fund	173,798	Registered Investment Companies	**	4,240,667
	Vanguard Federal Money Market Fund Investor	5,495,366	Registered Investment Companies	**	5,495,367
	Neuberger & Berman Genesis Trust	87,958	Registered Investment Companies	**	4,221,105

	Total registered investment companies				87,176,439

*	Donegal Group Inc.	457,555	Shares of Class A Common Stock	**	6,243,338
*	Donegal Group Inc.	52,360	Shares of Class B Common Stock	**	617,843

	Total employer securities				6,861,181

	Total assets				$106,050,114

*	Party-in-interest
**	Historical cost information is not required to be disclosed for participant-directed investments.
***	There is no maturity date, rate of interest, collateral, par or maturity value for the investments in the Plan.

Schedule H - Financial Information (Form 5500)

Schedule H - Line 4(a) - Schedule of Delinquent Participant Contributions

Name of Plan: Donegal Mutual Insurance Company 401(k) Plan

Employer Identification Number: 23-1336198

December 31, 2018

Year	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Totally Fully Corrected Under VFCP and PTE** 2002-51
	Check Here if Late Participant Loan Repayments are Included [ ]	Contributions Not Corrected	Contributions Corrected Outside of VFCP*	Contributions Pending Correction in VFCP*
2018	$386,138	$386,138	$—	$—	$—

*	Voluntary Fiduciary Correction Program-VFCP (DOL)
**	Prohibited Transaction Exemption-PTE (DOL)

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN

Date: June 28, 2019	By:	/s/ Kevin G. Burke
Kevin G. Burke, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY

401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of BDO USA, LLP (filed herewith)